KROLL BOND RATING AGENCY, INC.

Form NRSRO Annual Certification filed as of March 30, 2016

EXHIBIT 1:

Performance Measurement Statistics

Form NRSRO Exhibit 1 – Filed as of March 30 2016

Exhibit 1. Provide in this Exhibit performance measurement statistics of the credit ratings of the Applicant/NRSRO, including performance measurement statistics of the credit ratings separately for each class of credit rating for which the Applicant/NRSRO is seeking registration or is registered (as indicated in Item 6 and/or 7 of Form NRSRO):

OVERVIEW

Kroll Bond Rating Agency ("KBRA") began to publish credit ratings on structured finance in 2011. The attached transition and default tables track changes in these ratings over one-, three- and ten-year[1] periods.

Note: KBRA assigns several thousand financial strength ratings, using an "A" through "E", as well as an "aaa" through "d" rating scale. General industry practice is not to define financial strength ratings as "credit ratings." Such ratings typically do not reference a particular security and in many cases are used to support credit ratings. Consequently, KBRA does not include financial strength ratings in its Exhibit 1 submission.

PERFORMANCE MEASUREMENT STATISTICS

Periods Shown; Institutions Rated; Frequency of Ratings

The data in the attached tables have been compiled from historical ratings. The unit of study for Structured Finance ratings is the rated tranche. For all other ratings, the issuer is the unit of study, regardless of the number of obligations or classes of obligations rated.

Each table shown is based on a static pool or cohort analysis. The tables show the percent of ratings outstanding at the start of the period (not initial ratings) in each category, compared to where they stood at the end of the stated period. The diagonal is the percent of ratings that remained the same at the start and end of the period. The periods covered are 1- year (comparing ratings on December 31, 2014 with ratings at December 31, 2015), 3-year (comparing ratings on December 31, 2012 with ratings at December 31, 2015) and 10-year[1] (comparing ratings on December 31, 2005 with ratings at December 31, 2015).

The transition and default tables reflect specific time periods. However, the number of entities included may change from period to

---

[1] KBRA has not assigned credit ratings for the length of time necessary to produce any 10-year transition matrices.

period, or from the beginning of a period to the end of a period. For example, an institution may merge, dissolve, or otherwise experience an organizational change that causes it to cease to be included in a later period.

For long-term and short-term Credit Ratings, KBRA defines default as occurring if:

> 1. There is a missed interest or principal payment on a rated obligation which is unlikely to be recovered; or
>
> 2. The rated entity files for protection from creditors, is placed into receivership or is closed by regulators such that a missed payment is likely to result; or
>
> 3. The rated entity seeks and completes a distressed exchange, where existing rated obligations are replaced by new obligations with a diminished economic value.

In all cases, defaulted entities are not dollar-weighted (*i.e.*, a failure of a large entity and a small entity will be counted the same).

Definition of Credit Rating Categories Used by KBRA

Long-Term Credit Rating Scale

KBRA assigns credit ratings to issuers and their obligations using the same rating scale. In either case, KBRA's credit ratings are intended to reflect both the probability of default and severity of loss in the event of default, with greater emphasis on probability of default at higher rating categories. For obligations, the determination of expected loss severity is, among other things, a function of the seniority of the claim. Generally speaking, issuer-level ratings assume a loss severity consistent with a senior unsecured claim. KBRA appends the "sf" indicator to ratings assigned to structured finance obligations.

AAA Determined to have almost no risk of loss due to credit-related events. Assigned only to the very highest quality obligors and obligations able to survive extremely challenging economic events.

AA Determined to have minimal risk of loss due to credit-related events.
Such obligors and obligations are deemed very high quality.

A Determined to be of high quality with a small risk of loss due to credit-related events. Issuers and obligations in this

3

category are expected to weather difficult times with low credit losses.

BBB Determined to be of medium quality with some risk of loss due to credit-related events. Such issuers and obligations may experience credit losses during stress environments.

BB Determined to be of low quality with moderate risk of loss due to credit-related events. Such issuers and obligations have fundamental weaknesses that create moderate credit risk.

B Determined to be of very low quality with high risk of loss due to credit-related events. These issuers and obligations contain many fundamental shortcomings that create significant credit risk.

CCC Determined to be at substantial risk of loss due to credit-related events, or currently in default with high recovery expectations.

CC Determined to be near default or in default with average recovery expectations.

C Determined to be near default or in default with low recovery expectations.

D KBRA defines default as occurring if:

1. There is a missed interest or principal payment on a rated obligation which is unlikely to be recovered; or

2. The rated entity files for protection from creditors, is placed into receivership or is closed by regulators such that a missed payment is likely to result; or

3. The rated entity seeks and completes a distressed exchange, where existing rated obligations are replaced by new obligations with a diminished economic value.

KBRA may append + or - modifiers to ratings in categories AA through CCC to indicate, respectively, upper and lower risk levels within the broader category.

Short-Term Credit Rating Scale

KBRA's short-term ratings indicate an ability to meet obligations that typically have maturities of thirteen months or fewer when issued by corporate entities, financial institutions, and in connection with structured finance transactions. When applied to municipal obligations, KBRA's short-term ratings typically indicate an ability to meet obligations of three years or fewer. Short-term ratings may be assigned to both issuers and to specific obligations. As compared to long-term ratings, greater emphasis is placed on an obligor's liquidity profile and access to funding. KBRA appends the "sf" indicator to ratings assigned to structured finance obligations.

K1 Very strong ability to meet short-term obligations.

K2 Strong ability to meet short-term obligations.

K3 Adequate ability to meet short-term obligations.

B Questionable ability to meet short-term obligations.

C Little ability to meet short-term obligations.

D KBRA defines default as occurring if:

1. There is a missed interest or principal payment on a rated obligation which is unlikely to be recovered; or

2. The rated entity files for protection from creditors, is placed into receivership or is closed by regulators such that a missed payment is likely to result; or

3. The rated entity seeks and completes a distressed exchange, where existing rated obligations are replaced by new obligations with a diminished economic value.

KBRA may append a + modifier to ratings in the K1 category to indicate exceptional ability to meet short-term obligations.

RATING ACTION HISTORY

Ratings information that is required to be made available pursuant to SEC Rule 17g-2(d) can be found first by clicking on the link https://www.krollbondratings.com/regulatory, and then clicking the hyperlinks "Issuer Paid Ratings" under the heading "Rating Action History."

List of Tables

Table 1: Financial Institutions, Brokers, or Dealers - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2014 through December 31, 2015)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/ 015 (Percent)																					Other Outcomes During 12/31/2014 - 12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	0																								
AA+	0																								
AA	2			100%																					
AA-	2				100%																				
A+	3					100%																			
A	5						100%																		
A-	8							87%																	13%
BBB+	21							5%	90%																5%
BBB	15								19%	68%															13%
BBB-	8									25%	62%														13%
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
D	0																								
Total	65																								

Table 2: Financial Institutions, Brokers, or Dealers - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2012 through December 31, 2015)

Credit Ratings as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)																						Other Outcomes During 12/31/2012 - 12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	0																								
AA+	0																								
AA	0																								
AA-	1				100%																				
A+	0																								
A	0																								
A-	0																								
BBB+	3								100%																
BBB	1									100%															
BBB-	0																								
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
D	0																								
Total	5																								

Table 3: Financial Institutions, Brokers, or Dealers - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 4: Financial Institutions, Brokers, or Dealers - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2014 through December 31, 2015)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)						Other Outcomes During 12/31/2014 - 12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	K1+	K1	K2	K3	B	C	Default	Paid Off	Withdrawn (other)
K1+	4	100%								
K1	10		100%							
K2	29			90%						10%
K3	13			8%	84%					8%
B	0									
C	0									
D	0									
Total	56									

Table 5: Financial Institutions, Brokers, or Dealers - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2012 through December 31, 2015)

Credit Ratings as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)						Other Outcomes During 12/31/2012 - 12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	K1+	K1	K2	K3	B	C	Default	Paid Off	Withdrawn (other)
K1+	1	100%								
K1	0									
K2	3			100%						
K3	1			100%						
B	0									
C	0									
D	0									
Total	5									

Table 6: Financial Institutions, Brokers, or Dealers - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 7: Insurance Companies - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2014 through December 31, 2015)

| Credit Ratings as of 12/31/2014 | | Credit Ratings as of 12/31/2015 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2014 - 12/31/2015 (Percent) | | |
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	0																								
AA+	3		100%																						
AA	1			100%																					
AA-	0																								
A+	0																								
A	0																								
A-	0																								
BBB+	0																								
BBB	0																								
BBB-	0																								
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
D	0																								
Total	4																								

Table 8: Insurance Companies - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 9: Insurance Companies - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 10: Insurance Companies - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 11: Insurance Companies - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 12: Insurance Companies - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 13: Corporate Issuers - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2014 through December 31, 2015)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2014 - 12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	0																								
AA+	0																								
AA	0																								
AA-	0																								
A+	0																								
A	0																								
A-	1							100%																	
BBB+	0																								
BBB	0																								
BBB-	0																								
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
D	0																								
Total	1																								

Table 14: Corporate Issuers - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 15: Corporate Issuers - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 16: Corporate Issuers - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 17: Corporate Issuers - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 18: Corporate Issuers - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 19: RMBS - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31. 2014 through December 31, 2015)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2014 - 12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	415	100%																							
AA+	12		100%																						
AA	37		16%	84%																					
AA-	2				100%																				
A+	0																								
A	41			7%	5%		88%																		
A-	1						100%																		
BBB+	0																								
BBB	54						6%	4%	2%	88%															
BBB-	0																								
BB+	0																								
BB	53									8%	4%		88%												
BB-	0																								
B+	0																								
B	11															100%									
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
D	0																								
Total	626																								

Table 20: RMBS - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2012 through December 31, 2015)

Credit Ratings as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2012 - 12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	25	100%																							
AA+	0																								
AA	2		100%																						
AA-	0																								
A+	0																								
A	2			100%																					
A-	0																								
BBB+	0																								
BBB	2						100%																		
BBB-	0																								
BB+	0																								
BB	2									100%															
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
D	0																								
Total	33																								

Table 21: RMBS - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 22: RMBS - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 23: RMBS - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 24: RMBS - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

<p style="text-align:center">Table 25: CMBS - 1-Year Transition and Default Rates (Long-Term Credit Ratings)</p>

<p style="text-align:center">(December 31, 2014 through December 31, 2015)</p>

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2014 - 12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	878	99%																							1%
AA+	5		100%																						
AA	40		8%	92%																					
AA-	81	1%		1%	97%																				1%
A+	10				20%	80%																			
A	61				2%	7%	91%																		
A-	132	1%			1%		3%	93%																	2%
BBB+	26								100%																
BBB	16						6%			94%															
BBB-	149										97%														3%
BB+	17											100%													
BB	81												100%												
BB-	59													98%											2%
B+	17														100%										
B	58															98%									2%
B-	24																100%								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
D	0																								
Total	1654																								

Table 26: CMBS - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2012 through December 31, 2015)

Credit Ratings as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2012 – 12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	165	94%																							6%
AA+	1		100%																						
AA	22		18%	68%																					14%
AA-	6				100%																				
A+	2				50%	50%																			
A	26				4%	15%	69%																			12%
A-	11		9%				27%	64%																	
BBB+	14					7%			93%																
BBB	10						10%		10%	50%																30%
BBB-	22							5%			86%															9%
BB+	0																								
BB	15												87%													13%
BB-	0																								
B+	1														100%										
B	11															100%									
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
D	0																								
Total	306																								

Table 27: CMBS - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 28: CMBS - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 29: CMBS - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 30: CMBS - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 31: CLOs - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 32: CLOs - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 33: CLOs - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 34: CLOs - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 35: CLOs - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 36: CLOs - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 37: CDOs - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 38: CDOs - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 39: CDOs - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 40: CDOs - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 41: CDOs - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 42: CDOs - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 43: ABCP - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 44: ABCP - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 45: ABCP - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 46: ABCP - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 47: ABCP - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 48: ABCP - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 49: Other ABS - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2014 through December 31, 2015)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2014 - 12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	19	68%																							32%
AA+	8	38%	49%																						13%
AA	16	31%	44%	25%																					
AA-	5	60%	20%		20%																				
A+	6	17%	50%	17%	16%																				
A	16			25%		31%	44%																		
A-	3		33%			33%		34%																	
BBB+	5					40%	20%		40%																
BBB	17			6%			12%	6%	24%	52%															
BBB-	3								33%	67%															
BB+	2										50%	50%													
BB	10										10%	40%	50%												
BB-	2												50%	50%											
B+	0																								
B	2															100%									
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
D	0																								
Total	114																								

Table 50: Other ABS - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2012 through December 31, 2015)

Credit Ratings as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2012 - 12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	2	50%																							50%
AA+	0																								
AA	3		33%																						67%
AA-	0																								
A+	0																								
A	3	33%		34%																					33%
A-	0																								
BBB+	0																								
BBB	3		33%				34%																		33%
BBB-	0																								
BB+	0																								
BB	1								100%																
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
D	0																								
Total	12																								

Table 51: Other ABS - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 52: Other ABS - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2014 through December 31, 2015)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)						Other Outcomes During 12/31/2014 - 12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	K1+	K1	K2	K3	B	C	Default	Paid Off	Withdrawn (other)
K1+	2									100%
K1	0									
K2	0									
K3	0									
B	0									
C	0									
D	0									
Total	2									

Table 53: Other ABS - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2012 through December 31, 2015)

Credit Ratings as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)						Other Outcomes During 12/31/2012 - 12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	K1+	K1	K2	K3	B	C	Default	Paid Off	Withdrawn (other)
K1+	2									100%
K1	0									
K2	0									
K3	0									
B	0									
C	0									
D	0									
Total	2									

Table 54: Other ABS - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 55: Other SFPs - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2014 through December 31, 2015)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2014 - 12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	4	75%																							25%
AA+	0																								
AA	3			100%																					
AA-	1				100%																				
A+	4					100%																			
A	10						100%																		
A-	1							100%																	
BBB+	1								100%																
BBB	7								14%	86%															
BBB-	1										100%														
BB+	0																								
BB	3												100%												
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
D	0																								
Total	35																								

Table 56: Other SFPs - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2012 through December 31, 2015)

Credit Ratings as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2012 - 12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	0																								
AA+	0																								
AA	0																								
AA-	0																								
A+	0																								
A	1						100%																		
A-	0																								
BBB+	0																								
BBB	0																								
BBB-	0																								
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
D	0																								
Total	1																								

Table 57: Other SFPs - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 58: Other SFPs – 1-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 59: Other SFPs – 3-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 60: Other SFPs - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 61: Soverign Issuers - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 62: Soverign Issuers - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 63: Soverign Issuers - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 64: Soverign Issuers - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 65: Soverign Issuers - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 66: Soverign Issuers - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 67: U.S. Public Finance - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2014 through December 31, 2015)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2014 – 12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	3	100%																							
AA+	3		100%																						
AA	9			100%																					
AA-	4				100%																				
A+	3					100%																			
A	3					33%	67%																		
A-	3							100%																	
BBB+	0																								
BBB	0																								
BBB-	0																								
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
D	0																								
Total	28																								

Table 68: U.S. Public Finance - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2012 through December 31, 2015)

Credit Ratings as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2012 - 12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	0																								
AA+	2	50%	50%																						
AA	2			100%																					
AA-	0																								
A+	3					100%																			
A	2					50%	50%																		
A-	2							100%																	
BBB+	0																								
BBB	0																								
BBB-	0																								
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
D	0																								
Total	11																								

Table 69: U.S. Public Finance - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 70: U.S. Public Finance - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2014 through December 31, 2015)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)						Other Outcomes During 12/31/2014 - 12/31/2015 (Percent)		
Credit Rating	Number of Ratings Outstanding	K1+	K1	K2	K3	B	C	Default	Paid Off	Withdrawn (other)
K1+	2	100%								
K1	0									
K2	0									
K3	0									
B	0									
C	0									
D	0									
Total	2									

Table 71: U.S. Public Finance - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 72: U.S. Public Finance – 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 73: International Public Finance - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 74: International Public Finance - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 75: International Public Finance - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 76: International Public Finance - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 77: International Public Finance - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 78: International Public Finance - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.